Regulatory matters and litigation

Putnam Management has entered into agreements with the Securities and Exchange Commission and the Massachusetts
Securities Division settling charges connected with excessive short-term trading by Putnam employees and, in the case of the charges brought by the Massachusetts
Securities Division, by participants in some Putnam-administered 401(k) plans. Pursuant to these settlement agreements, Putnam Management will pay a total of $193.5 million in penalties and restitution, with $153.5 million being paid to shareholders and the funds. The restitution amount will be allocated to shareholders pursuant to a plan developed by an independent consultant, with payments to shareholders currently expected by the end of the summer.

The SECs and Massachusetts Securities Divisions allegations and related matters also serve as the general basis for numerous lawsuits, including purported class action lawsuits filed against Putnam Management and certain related parties, including certain Putnam funds. Putnam
Management will bear any costs incurred by Putnam funds in connection with these lawsuits. Putnam Management believes that the likelihood that the pending private lawsuits and purported class action lawsuits will have a material adverse financial impact on the fund is remote, and the pending actions are not likely to materially affect its ability to provide investment management services to its clients, including the Putnam funds.

On March 23, 2005, Putnam Management entered into a settlement agreement with respect to the SECs inquiry concerning Putnam Managements alleged failure to fully and effectively disclose certain brokerage allocation practices to the Board of Trustees and shareholders of the Putnam
Funds. These practices involved the allocation of brokerage on mutual fund portfolio transactions to broker-dealers who sold shares of Putnam mutual funds. Putnam
Management ceased directing brokerage to broker-dealers in connection with the sale of fund shares as of January 1, 2004. Under the settlement order, Putnam Management agreed to pay a civil penalty in the amount of $40 million and disgorgement in the amount of $1 to certain Putnam funds, pursuant to a plan to be approved by the Commissioners and the staff of the SEC. As part of the settlement, Putnam
Management neither admitted nor denied any wrongdoing.